SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 10, 2008

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

		By:	/s/ William Kwan
		Name:	William Kwan
		Title:	Chief Financial Officer

Dated:	March 10, 2008

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

2007 Final Results Announcement

Business Adjustments Making Satisfactory Progress

Results Highlights

•	The Group is successfully adjusting to the new competitive environment to establish a lower cost base to preserve its profitability despite substantial pressure on revenue.

•	Investment in new businesses is also beginning to bear fruit.

•	Turnover decreased by 10% to HK$2,304 million (2006: HK$2,548 million).

•	Net profit after tax increased by 1% to HK$183 million (2006: HK$181 million).

•	Capital expenditure decreased by 13% to HK$175 million (2006: HK$200 million).

•	Final dividend per share recommended/unchanged at HK$0.05 (2006: HK$0.05).

Pay TV

•	New marketing strategy accelerated subscriber growth amidst intense competition.

•	Subscribers increased by 12% to 882,000 (2006: 786,000).

•	Turnover decreased by 16% to HK$1,595 million (2006: HK$1,895 million).

•	Operating profit decreased by 28% to HK$179 million (2006: HK$248 million).

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

Internet & Multimedia

•	Revenue and profit preservation preferred over market share gains.

•	Broadband subscribers decreased by 7% to 306,000 (2006: 328,000).

•	Turnover was almost unchanged at HK$588 million (2006: HK$596 million).

•	Operating profit increased by 40% to HK$180 million (2006: HK$129 million).

GROUP RESULTS

Group profit attributable to Shareholders for the year ended December 31, 2007 amounted to HK$182 million (2006: HK$182 million). Basic and diluted earnings per share were both HK$0.09 (2006: HK$0.09).

DIVIDENDS

An interim dividend in respect of the year ended December 31, 2007 of HK$0.035 (2006: HK$0.035) per share was paid on October 9, 2007, absorbing a total amount of HK$71 million (2006: HK$71 million). Directors have recommended for adoption at the Annual General Meeting to be held on May 23, 2008 the payment on May 30, 2008 to Shareholders registered on May 23, 2008 of a final dividend in respect of the year ended December 31, 2007 of HK$0.05 (2006: HK$0.05) per share, absorbing a total amount of HK$101 million (2006: HK$101 million). If this recommendation is approved, the total dividend for the year 2007 would amount to HK$0.085 (2006: HK$0.085) per share.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

MANAGEMENT DISCUSSION AND ANALYSIS

A.	Review of 2007 Results

The Group accelerated the growth of its Pay TV subscriber base with enhanced programming and marketing strategies but preferred revenue and profitability preservation over market share for its Internet & Multimedia business.

Consolidated turnover decreased by HK$244 million or 10% to HK$2,304 million.

Successfully establishing a lower cost base to adjust to the new competitive environment, operating costs before depreciation decreased by 8% to HK$1,759 million. Programming costs decreased by 5% to HK$950 million, network and other operating costs decreased by 7% to HK$419 million, while selling, general and administrative expenses decreased by 16% to HK$390 million.

Earnings before interest, tax, depreciation and amortisation or EBITDA decreased by 13% to HK$545 million.

Depreciation decreased by 14% to HK$367 million due to lower depreciation charges on network assets and customer premises equipment following the expiry of their depreciation cycle.

Profit from operations decreased by HK$20 million or 10% to HK$178 million.

Net profit after HK$17 million of income tax expenses for the year increased by 1% to HK$183 million.

Basic and diluted earnings per share were 9.0 cents as compared to 9.0 cents in 2006.

B.	Segmental Information

Pay Television

Subscribers increased by 96,000 or 12% year-on-year to 882,000. Turnover decreased by HK$300 million to HK$1,595 million. Operating costs after depreciation decreased by 14% to HK$1,417 million primarily due to the aforementioned decrease in programming, network operating and selling costs. Operating profit decreased by 28% to HK$179 million.

Internet & Multimedia

Broadband subscribers decreased by 22,000 or 7% year-on-year to 306,000. Turnover was little changed at HK$588 million. Operating costs after depreciation decreased by 13% to HK$407 million. Operating profit reported a record high HK$180 million as compared to HK$129 million a year ago.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

C.	Liquidity and Financial Resources

Net cash inflow reached HK$56 million after financial investments. After dividend payment of HK$172 million, net cash balance increased to HK$642 million at December 31, 2007, as compared to HK$586 million a year ago.

The consolidated net assets value of the Group as at December 31, 2007 was HK$2,271 million or HK$1.1 per share. At December 31, 2007, the Group had property, plant and equipment of net book value of approximately HK$594,000 (December 31, 2006: HK$848,000) held under finance lease contract.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$175 million as compared to HK$200 million last year. Major items included further network upgrade and expansion, investment in information systems, television production facilities and leasehold buildings.

The Group is comfortable with its present financial and liquidity position. Further capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$32 million which remained unutilised as of December 31, 2007.

D.	Contingent Liabilities

At December 31, 2007, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities provided by banks up to HK$199 million, of which HK$167 million had been utilised by the subsidiaries.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

E.	Human Resources

The Group had a total of 2,907 employees at the end of 2007 (2006: 3,016). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$736 million (2006: HK$828 million).

With pay for performance culture linking remuneration and reward to Group performance, we nurture a team of professionals and inspired talents to work together and support our growth and development.

The Group has always strived to contribute to the local communities. Being one of the Caring Companies, we were awarded the “5 Consecutive Years Logo Award” by the Hong Kong Council of Social Service in recognition of our continuous commitment in corporate social responsibility. The Group will continue to support and encourage employees to participate in social welfare activities.

F.	Operating Environment and Competition

During the year, the Group successfully adjusted to the new competitive environment to establish a lower cost base to preserve its profitability despite substantial pressure on revenue. At the same time, it held steadfastly to its development strategy, emphasising sustainable long-term overall growth, as the main competitor continued with its attempts to shake the Pay TV market by aggressive marketing and content acquisition tactics.

Our comprehensive and balanced development approach to all major content platforms contrasted with that of our competitors’.

During the year under review, we further strengthened the fundamentals of our popular news and entertainment platforms, and acquired a range of premier international sports events, which will maintain the strength and lead of our programming over the immediate and medium terms.

Complemented by an expanded range of subscription plans and marketing initiatives that are designed to tap all market strata in the shifting operating topography, growth in our subscriber base accelerated, against market speculation at the beginning of the year about massive customer drain.

The much-hyped Digital Terrestrial Television service of the two free-to-air broadcasters was officially launched at the end of 2007. The jury is however still out on whether the full potential of expanded channel capacity and improved picture quality of digital and High-Definition services would have much impact on the Pay TV market in the foreseeable future.

On the Broadband front, our subscriber base and turnover consolidated as we preferred revenue and profit preservation over market share gains. Profitability for this sector took a handsome leap, attributable to service and operational enhancements as well as cost management.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

G.	Outlook

The Group will celebrate the 15th anniversary of service commencement in October 2008.

Our production and programming prowess, as well as operational and marketing expertise, firmly established over the past decade and a half, are hard to emulate. Their roles as the cornerstone of our subscriber loyalty are more clearly demonstrated as competition further heats up in the market.

We are committed to building for the future. On top of scaling up our local television and movie production, we have bagged the most prized sports events in the world, FIFA World Cup and Winter Olympics in 2010 and the Summer Olympics in 2012.

These investments demonstrate our confidence in the Group’s continued business development and our revitalised products and services will put us in good stead to reach more new milestones as we celebrate our 15th anniversary.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the financial year under review, all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited were met by the Company, except in respect of one code provision providing for the roles of chairman and chief executive officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial number thereof being independent Non-executive Directors.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2007

	Note	2007	2006
		HK$’000	HK$’000
Turnover	(3,4)	2,303,884	2,547,595

Programming costs		(950,375)	(1,005,273)
Network and other operating expenses		(419,439)	(450,889)
Selling, general and administrative expenses		(389,567)	(464,855)

Profit from operations before depreciation		544,503	626,578
Depreciation	(5)	(366,522)	(428,121)

Profit from operations		177,981	198,457
Interest income		20,566	11,640
Finance costs, net		(18)	(7)
Impairment loss on investment		(1,600)	—
Non-operating income/(expenses)	(5)	2,311	(322)

Profit before taxation	(5)	199,240	209,768
Income tax expense	(6)	(16,646)	(28,649)

Profit after taxation		182,594	181,119

Attributable to:
Equity shareholders of the Company		181,852	182,115
Minority interests		742	(996)

Profit after taxation		182,594	181,119

Dividends payable to equity shareholders attributable to the year
Interim dividend of 3.5 cents (2006: 3.5 cents) per share declared and paid during the year		70,673	70,673
Final dividend of 5 cents (2006: 5 cents) per share proposed after the balance sheet date		100,840	100,962

		171,513	171,635

Earnings per share	(7)
Basic		9.0 cents	9.0 cents

Diluted		9.0 cents	9.0 cents

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

CONSOLIDATED BALANCE SHEET

At December 31, 2007

	Note	2007	2006
		HK$’000	HK$’000
Non-current assets
Property, plant and equipment		1,391,222	1,591,353
Programming library		183,317	185,702
Other intangible assets		8,390	12,775
Interests in associate		58,500	—
Deferred tax assets		354,166	388,266
Other non-current assets		104,983	51,079

		2,100,578	2,229,175

Current assets
Inventories		6,351	1,111
Accounts receivable from trade debtors	(8)	81,847	85,585
Deposits, prepayments and other receivables		100,407	64,445
Amounts due from fellow subsidiaries		3,765	56,361
Cash and cash equivalents		642,049	586,197

		834,419	793,699

Current liabilities
Amounts due to trade creditors	(9)	35,040	42,675
Accrued expenses and other payables		329,263	395,698
Receipts in advance and customers’ deposits		106,917	107,527
Obligations under finance leases		72	705
Current taxation		347	49
Amounts due to fellow subsidiaries		57,418	43,735
Amount due to immediate holding company		3,029	989

		532,086	591,378

Net current assets		302,333	202,321

Total assets less current liabilities		2,402,911	2,431,496
Non-current liabilities
Deferred tax liabilities		97,117	115,061
Obligations under finance leases		—	72
Other non-current liabilities		34,553	53,970

		131,670	169,103

NET ASSETS		2,271,241	2,262,393

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

CONSOLIDATED BALANCE SHEET

At December 31, 2007

	2007	2006
	HK$’000	HK$’000
Capital and reserves
Share capital	2,016,792	2,019,234
Reserves	249,975	239,719

Total equity attributable to equity shareholders of the Company	2,266,767	2,258,953
Minority interests	4,474	3,440

TOTAL EQUITY	2,271,241	2,262,393

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2007

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Special capital reserve	Exchange reserve	Capital redemption reserve	Fair value reserve	Revenue reserve	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2006*	2,019,234	4,838,365	7,924	(187)	—	—	(4,616,969)	229,133	2,248,367	—	2,248,367
Profit/(loss) for the year	—	—	—	—	—	—	182,115	182,115	182,115	(996)	181,119
Dividend approved in respect of the previous year	—	—	—	—	—	—	(100,962)	(100,962)	(100,962)	—	(100,962)
Dividend declared in respect of the current year	—	—	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)
Translation of foreign subsidiaries’ financial statements	—	—	—	106	—	—	—	106	106	51	157
Acquisition of subsidiary	—	—	—	—	—	—	—	—	—	4,385	4,385
Transfer to special capital reserve	—	—	5,847	—	—	—	(5,847)	—	—	—	—

Balance at December 31, 2006*	2,019,234	4,838,365	13,771	(81)	—	—	(4,612,336)	239,719	2,258,953	3,440	2,262,393

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2007

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Special capital reserve	Exchange reserve	Capital redemption reserve	Fair value reserve	Revenue reserve	Other reserve	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2007*	2,019,234	4,838,365	13,771	(81)	—	—	(4,612,336)	—	239,719	2,258,953	3,440	2,262,393
Profit for the year	—	—	—	—	—	—	181,852	—	181,852	181,852	742	182,594
Dividend approved in respect of the previous year	—	—	—	—	—	—	(100,962)	—	(100,962)	(100,962)	—	(100,962)
Dividend declared in respect of the current year	—	—	—	—	—	—	(70,673)	—	(70,673)	(70,673)	—	(70,673)
Translation of foreign subsidiaries’ financial statements	—	—	—	1,223	—	—	—	—	1,223	1,223	163	1,386
Change in fair value of available-for-sale securities	—	—	—	—	—	2,883	—	—	2,883	2,883	—	2,883
Equity attributable to minority interest	—	—	—	—	—	—	—	—	—	—	129	129
Share repurchased and cancelled	(2,442)	—	—	—	2,442	—	(3,880)	—	(1,438)	(3,880)	—	(3,880)
Share repurchased	—	—	—	—	—	—	—	(2,594)	(2,594)	(2,594)	—	(2,594)
Share repurchase expenses	—	—	—	—	—	—	(26)	(9)	(35)	(35)	—	(35)
Transfer to special capital reserve	—	—	96	—	—	—	(96)	—	—	—	—	—

Balance at December 31, 2007*	2,016,792	4,838,365	13,867	1,142	2,442	2,883	(4,606,121)	(2,603)	249,975	2,266,767	4,474	2,271,241

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

NOTES TO THE FINANCIAL STATEMENTS

(1)	Basis of preparation

The financial statements for the year ended December 31, 2007 have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRS”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKAS”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. They also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(2)	Impact of new and revised Hong Kong Financial Reporting Standards

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company.

In 2007, the Group has adopted all new HKFRSs that are first effective for accounting periods beginning on or after January 1, 2007. The adoption of these new HKFRSs did not result in substantive changes to the Group’s accounting policies.

The following sets out information on additional disclosures provided for the current and prior accounting periods reflected in these financial statements:

The adoption of HKFRS 7, Financial instruments: Disclosures has expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments.

The adoption of the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, has introduced additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital.

(3)	Turnover

Turnover comprises principally subscription and related fees for Pay television and Internet services and Internet Protocol Point wholesale services. It also includes advertising income net of agency deductions, channel service and distribution fees, programme licensing income, film exhibition and distribution income, network maintenance income and other related income.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

(4)	Segment information

Substantially all of the activities of the Group are based in Hong Kong and below is an analysis of the Group’s revenue and result by principal activities:

	Segment revenue		Segment result
	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,595,114	1,895,221	178,606	248,224
Internet and multimedia	587,784	596,013	180,479	128,961

			359,085	377,185
Unallocated	150,171	74,167	(176,578)	(178,437)
Inter-segment elimination	(29,185)	(17,806)	(4,526)	(291)

	2,303,884	2,547,595	177,981	198,457

Profit from operations			177,981	198,457
Interest income			20,566	11,640
Finance costs, net			(18)	(7)
Impairment loss on investment			(1,600)	—
Non-operating income/(expenses)			2,311	(322)
Income tax expense			(16,646)	(28,649)

Profit after taxation			182,594	181,119

	Segment assets		Segment liabilities
	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	1,160,268	1,242,902	353,595	383,812
Internet and multimedia	509,099	631,237	129,123	132,665

	1,669,367	1,874,139	482,718	516,477

Unallocated assets/liabilities	1,265,630	1,148,735	181,038	244,004

	2,934,997	3,022,874	663,756	760,481

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

(4)	Segment information (continued)

	Additions to property, plant and equipment		Additions to programming library		Depreciation		Amortisation		Impairment loss on property, plant and equipment
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	62,040	129,343	97,372	108,719	220,269	235,516	97,430	84,394	2,071	6,617
Internet and multimedia	68,175	63,802	—	—	141,702	188,223	—	—	1,176	1,459
Unallocated	44,662	7,070	32,843	35,244	4,551	4,382	39,555	19,646	—	3,565

	174,877	200,215	130,215	143,963	366,522	428,121	136,985	104,040	3,247	11,641

(5)	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2007	2006
	HK$’000	HK$’000
Depreciation
- assets held for use under operating leases	29,915	39,492
- other assets	336,607	388,629

	366,522	428,121

Amortisation of programming library*	132,600	101,117
Amortisation of other intangible assets**	4,385	2,923
Staff costs	692,467	769,770
Contributions to defined contribution retirement plans	28,985	30,541
Cost of inventories used	8,753	12,999
Dividend income from investment in equity securities	(1,365)	(1,872)
Auditors’ remuneration	5,404	3,137

Non-operating (income)/expenses
Net (gain)/loss on disposal of property, plant and equipment	(2,311)	322

*	Amortisation of programming library is under programming costs in the consolidated results of the Group.
**	Amortisation of other intangible assets is under network and other operating expenses in the consolidated results of the Group.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

(6)	Income tax

The provision for Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year (2006: 17.5%). Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries. The income tax charge for the year ended December 31 represents:

	2007	2006
	HK$’000	HK$’000
Current provision for Hong Kong Profits Tax	—	75
Current provision for overseas tax	490	222
Net deferred tax expense	16,156	28,352

Income tax expense	16,646	28,649

(7)	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$182 million (2006: HK$182 million) and the weighted average number of ordinary shares outstanding during the year of 2,018,965,236 (2006: 2,019,234,400).

The calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$182 million (2006: HK$182 million) and the weighted average number of ordinary shares of 2,018,965,236 (2006: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

(8)	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful debts) is set out as follows:

	2007	2006
	HK$’000	HK$’000
0 to 30 days	19,131	24,819
31 to 60 days	23,763	24,428
61 to 90 days	17,255	16,869
Over 90 days	21,698	19,469

	81,847	85,585

The Group has a defined credit policy. The general credit terms allowed range from 0 to 90 days.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

(9)	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	2007	2006
	HK$’000	HK$’000
0 to 30 days	2,603	3,806
31 to 60 days	6,844	3,916
61 to 90 days	3,895	6,537
Over 90 days	21,698	28,416

	35,040	42,675

(10)	Review of Financial statements

The financial results for the year ended December 31, 2007 have been reviewed with no disagreement by the Audit Committee of the Group. This preliminary results announcement has also been agreed with the Group’s Auditors.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company repurchased on The Stock Exchange of Hong Kong Limited a total of 4,108,000 ordinary shares at an aggregate price of HK$6,509,254.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the year under review.

BOOK CLOSURE

The Register of Members of the Company will be closed from Friday, May 16, 2008 to Friday, May 23, 2008, both days inclusive, for the purpose of determining shareholders’ entitlements to the proposed final dividend. In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4.30 p.m. on Thursday, May 15, 2008.

By Order of the Board

Wilson W. S. Chan

Company Secretary

Hong Kong, March 10, 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with four independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

i-CABLE Communications Limited - 2007 Results Announcement

(March 10, 2008)